FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 28, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 28, 2007

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT APPOINTS EUGENE SYHO AS CHIEF FINANCIAL OFFICER

Vancouver, British Columbia – December 31st, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that Eugene G. Syho has been appointed Chief Financial Officer (“CFO”) of the company, effective January 21, 2008.

“We are pleased to welcome Eugene Syho to Norsat’s leadership team,” said Dr Amiee Chan, president and CEO Norsat International Inc.  “Eugene is a seasoned finance executive, with 20 years of experience managing at public and private companies that range in size from
$20 to $175 million in revenue.  With his capital markets experience, commitment to tight cost controls and success managing businesses with global operations, he is an ideal fit for Norsat at this stage of our evolution.”

Prior to joining Norsat, Mr. Syho was the Director of Finance and CFO of Stylus Limited Partnership, one of six businesses included in TSX-listed Terravest Income Fund’s portfolio of companies.  Prior to Stylus, he served as Controller at Sinclair Dental Co. Ltd. where he worked to restructure the company’s accounting operations to improve workflow and enhance internal controls.

Before joining Sinclair, Mr. Syho spent three years as the Controller at Specialty Building Products Division, a subsidiary of Masonite International Inc., which is a global manufacturer of residential and commercial doors with operations in 18 countries worldwide.  At Specialty Building Products Division, Mr. Syho managed the banking and cash flows for the company’s Canadian and U.S. operations, and was charged with structuring the company’s foreign exchange hedging strategy.

Mr. Syho began his career in finance at International Forest Products Ltd.  He is a Certified Management Accountant, holds an Executive Masters in Business Administration from Simon Fraser University and a Bachelor of Science from Ateneo De Manila University.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

# # #

MATERIAL CHANGE REPORT

1. Name and Address of Company

Norsat International Inc.

110 – 4020 Viking Way

Richmond, BC

V6V 2N2

2. Date of Material Change

December 20th, 2007

3. News Release

A press release disseminated prior to the start of the trading day on December 31st, indicated that Eugene G. Syho has been appointed Chief Financial Officer. A copy of the press release is attached.

4. Summary of Material Change

Eugene G. Syho has been appointed Chief Financial Officer. He will assume the role Monday, January 21, 2008.

5. Full Description of Material Change

Please refer to the attached press release.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Amiee Chan

President and Chief Executive Officer

Tel: (604) 821-2800

Fax: (604) 821-2801

9. Date of Report

December 30th, 2007